Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.       Name and Address of Company

Nutrien Ltd. (“Nutrien”)

122 - 1st Avenue South, Suite 500

Saskatoon, Saskatchewan, S7K 7G3

2.       Date of Material Change

April 18, 2021

3.       News Release

A news release disclosing the material change was issued by Nutrien on April 18, 2021 and disseminated through the facilities of Business Wire. A copy of the news release was filed on SEDAR with the securities regulatory authorities in each of the provinces of Canada.

4.       Summary of Material Change

On April 18, 2021, Nutrien announced that the board of directors of Nutrien (the “Board”) had appointed Mr. Mayo M. Schmidt as the President and Chief Executive Officer of Nutrien, effective immediately. Mr. Schmidt succeeded Mr. Chuck Magro, who has also resigned as the director of Nutrien.

Nutrien also announced that the Board had appointed Mr. Russell K. Girling as the new Chair of the Board.

5.       Full Description of Material Change

 5.1          Full Description of Material Change

On April 18, 2021, Nutrien announced that the Board had appointed Mr. Schmidt as the President and Chief Executive Officer of Nutrien, effective immediately. Mr. Schmidt joined the board of directors of Agrium Inc., Nutrien’s predecessor, in 2012 and has served as the Chair of the Board of Nutrien since May 2019. Mr. Schmidt previously served as the President and Chief Executive Officer of Viterra Inc., a Canadian agri-business company, and Hydro One Limited, a Canadian utility company.

Mr. Schmidt succeeded Mr. Magro, who has also resigned from his position on the Board. Mr. Magro will be available to provide transition consulting services to Nutrien until May 16, 2021.

Nutrien also announced that the Board had appointed Mr. Russell K. Girling as the new Chair of the Board. Mr. Girling has served on the Board since January 2018 and was formerly the President and Chief Executive Officer of TC Energy Corporation.

With Mr. Magro’s resignation, the Board has reduced the number of directors from 12 to 11. The 11 other directors identified in Nutrien’s management proxy circular dated March 29, 2021 will stand for election at the Annual Meeting of Shareholders scheduled for May 17, 2021.

 5.2          Disclosure for Restructuring Transactions

Not applicable.

6.       Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.       Omitted Information

Not applicable.

8.       Executive Officer

For further information, please contact Michael Webb, Executive Vice President and Chief Human Resources and Administrative Officer, at (403) 225-7000.

9.       Date of Report

April 26, 2021